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EXHIBIT 3

Management's Discussion and Analysis of Results of Operations
and Financial Position

For the three month period and year ended December 31, 2014

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of Granite Real Estate Investment Trust ("Granite REIT") and Granite REIT Inc. ("Granite GP") summarizes the significant factors affecting the combined operating results, financial condition, liquidity and cash flows of Granite REIT, Granite GP and their subsidiaries (collectively "Granite" or the "Trust") for the three month period and year ended December 31, 2014. Unless otherwise noted, all amounts are in Canadian dollars ("Cdn. dollars") and all tabular amounts are in millions of Cdn. dollars. This MD&A should be read in conjunction with the accompanying audited combined financial statements for the year ended December 31, 2014. This MD&A is prepared as at March 4, 2015. Additional information relating to Granite, including the Annual Information Form ("AIF") for fiscal 2014 can be obtained from the Trust's website at www.granitereit.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

OVERVIEW

Granite is a Canadian-based real estate investment trust ("REIT") engaged in the ownership and management of predominantly industrial, warehouse and logistics properties in North America and Europe. Granite owns approximately 30.0 million square feet in over 100 rental income properties. Our tenant base currently includes Magna International Inc. and its operating subsidiaries (collectively "Magna") as our largest tenant, together with tenants from other industries.

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development (see "INVESTMENT PROPERTIES"). Our income-producing properties consist of light industrial properties, heavy industrial manufacturing facilities, corporate offices, warehouse and logistics properties, product development and engineering centres and test facilities in eight countries: Canada, the United States, Austria, Germany, The Netherlands, the Czech Republic, the United Kingdom and Spain. The lease payments are primarily denominated in three currencies: the Cdn. dollar, the U.S. dollar and the euro.

SIGNIFICANT MATTERS

Acquisition

On December 30, 2014, Granite acquired three properties located in Plainfield (Indianapolis), Indiana for a total purchase price of $79.7 million (U.S. $68.8 million), funded through a draw from Granite's credit facility and cash on hand. The portfolio consists of two income-producing logistics-distribution properties totaling approximately 1.0 million square feet and 29 acres of adjacent development land. The two income-producing properties are fully leased to December 2024 to a single tenant and have annualized lease payments of $4.8 million. The development land provides for up to 0.6 million square feet of additional logistics-industrial space.

Sale of Mexican Properties Portfolio

On June 26, 2014, Granite completed the disposition of its portfolio of Mexican properties to Magna for net cash proceeds before income taxes of $108.6 million. The loss on disposal of $5.1 million included a $4.6 million closing adjustment and $0.5 million in selling costs related to the disposition. Prior to the disposition, the 2.4 million square foot portfolio of properties was leased to Magna and had annualized lease payments of approximately $14.4 million. As the Mexican properties represented a significant geographical area of operations, the associated income and expenses have been reported, on a retroactive basis, as discontinued operations, which are presented separately from income and expenses from continuing operations in the audited combined statements of income for the year ended December 31, 2014.

Granite REIT 2014 7

Series 2 Senior Debentures

On July 3, 2014, Granite REIT Holdings Limited Partnership ("Granite LP"), a wholly owned subsidiary of the Trust, issued at par $250.0 million of 3.788% Series 2 senior debentures due July 5, 2021 (the "2021 Debentures"). Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP.

On July 3, 2014, the Trust entered into a cross currency interest rate swap to exchange the 3.788% Cdn. dollar interest payments from the 2021 Debentures to euro denominated payments at 2.68%. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021. The proceeds from the 2021 Debentures, together with other available funds, were used to redeem the $265.0 million debentures due in 2016 (the "2016 Debentures").

Redemption of 2016 Debentures

On August 5, 2014 (the "Redemption Date"), Granite LP redeemed all of the outstanding unsecured debentures originally issued in December 2004 and which were due on December 22, 2016 for an aggregate redemption price of $294.7 million, being the higher of the principal amount, and the Canada Yield Price calculated in accordance with the trust indenture governing the 2016 Debentures, together in each case with accrued and unpaid interest to the Redemption Date of $2.0 million. In the year ended December 31, 2014, the Trust recorded early redemption costs of $28.6 million which included a $27.7 million redemption premium and $0.9 million of accelerated amortization of the issuance costs and discount accretion related to the 2016 Debentures.

Leasing activity

During the year ended December 31, 2014, Granite renewed, extended or entered into 16 leases representing approximately 7.2 million square feet.

Foreign Currencies

Fluctuations in the Cdn. dollar relative to other currencies will result in fluctuations in the reported Cdn. dollar value of revenues, expenses, cash flows, assets and liabilities. At December 31, 2014, approximately 69% of Granite's rental revenues are denominated in currencies other than the Cdn. dollar (see "LEASING PROFILE — Annualized Lease Payments"). In addition, virtually all of Granite's interest expense is denominated in foreign currencies primarily as a result of the cross currency interest rate swaps in place. Approximately 78% of Granite's debt was denominated in euros and the remaining 22% denominated in U.S. dollars as at December 31, 2014. As such, material changes in the value of the Cdn. dollar relative to these foreign currencies (primarily the euro and U.S. dollar) may have a significant impact on the Trust's financial results.

The following tables reflect the changes in the average exchange rates during the three month periods and years ended December 31, 2014 and 2013, as well as the exchange rates as at December 31, 2014, September 30, 2014 and December 31, 2013, between the two most common currencies in which the Trust conducts business and the Cdn. dollar.

	Average Exchange Rates
	Three Months Ended December 31,				Year Ended December 31,
	2014	2013	Change		2014	2013	Change
1 U.S. dollar equals Cdn. dollars	1.136	1.050	8%		1.105	1.030	7%
1 euro equals Cdn. dollars	1.419	1.430	(1%	)	1.467	1.369	7%

8 Granite REIT 2014

	Exchange Rates as at
	December 31, 2014	September 30, 2014	Change from September 30, 2014		December 31, 2013	Change from December 31, 2013
1 U.S. dollar equals Cdn. dollars	1.160	1.121	3%		1.064	9%
1 euro equals Cdn. dollars	1.404	1.415	(1%	)	1.466	(4%	)

The results of operations and financial position of all U.S. and most European operations are translated into Cdn. dollars using the exchange rates shown in the preceding tables. The changes in these foreign exchange rates impacted the reported Cdn. dollar amounts of the Trust's revenues, expenses, assets and liabilities. From time to time, Granite may enter into derivative financial arrangements for currency hedging purposes, but the Trust's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference was made, where significant, to the impact of foreign exchange fluctuations on reported Cdn. dollar amounts.

PERFORMANCE MEASUREMENT

In addition to using performance measures determined in accordance with International Financial Reporting Standards ("IFRS"), Granite also measures its performance using certain non-IFRS measures and believes that these supplemental performance measures are also useful to the reader. These are:

  •
  Funds from operations ("FFO");

  •
  Comparable FFO;

  •
  FFO payout ratio; and

  •
  Annualized lease payments ("ALP").

Readers are cautioned that certain terms used in this MD&A and accompanying letter to unitholders such as FFO, comparable FFO, FFO payout ratio, ALP and any related per unit amounts used by management to measure, compare and explain the operating results and financial performance of the Trust do not have standardized meanings prescribed under IFRS and, therefore, should not be construed as alternatives to net income, cash flow from operating activities or revenue, as appropriate, calculated in accordance with IFRS. Additionally, because these terms do not have standardized meanings prescribed by IFRS they may not be comparable to similarly titled measures presented by other publicly traded entities. These terms are defined in the following paragraphs and cross referenced, where appropriate, to a reconciliation elsewhere in the MD&A to the most comparable IFRS measure in the Trust's combined financial statements for the year ended December 31, 2014.

Funds from operations

FFO is defined as net income attributable to stapled unitholders prior to fair value gains (losses), gains (losses) on sale of investment properties, acquisition transaction costs, deferred income taxes and certain other non-cash items, adjusted for non-controlling interests in such items. The Trust's determination of FFO follows the definition prescribed by the Real Estate Property Association of Canada ("REALPAC") and is a widely used measure by analysts and investors in evaluating the performance of real estate entities. Granite considers FFO to be a meaningful supplemental measure that can be used to determine the Trust's ability to service debt, finance capital expenditures and provide distributions to stapled unitholders. FFO is reconciled to net income, which is the most directly comparable IFRS measure (see "RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2014 — Funds From Operations" and "RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2014 — Funds From Operations"). FFO does not represent or approximate cash generated from operating activities determined in accordance with IFRS and is not reconciled to cash flow from operating activities as the calculation of FFO does not consider changes in working capital items or adjust for certain other non-cash items that are included in the determination of cash flow from operating activities in accordance with IFRS.

Granite REIT 2014 9

Comparable funds from operations

Comparable FFO for the year ended December 31, 2014 excludes $28.6 million of early redemption costs associated with the 2016 Debentures. As the redemption of the remaining unsecured debentures is not expected to be of a recurring nature, the costs have been added to FFO to arrive at a comparable FFO amount for current and prior periods. Comparable FFO for the year ended December 31, 2013 excludes $4.2 million of current income tax expense associated with withholding taxes paid in the second quarter of 2013 related to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post the REIT conversion. As the $4.2 million withholding tax payment is a result of a significant earnings repatriation that is not expected to recur at a similar level of magnitude, it has been added to FFO to arrive at a comparable FFO amount for current and prior periods. In the future, other large unusual items that are not expected to be of a recurring nature may also be considered when determining comparable FFO and will be explicitly described and quantified.

FFO payout ratio

The FFO payout ratio is calculated as distributions declared to unitholders divided by comparable FFO in a period and is a supplemental measure widely used by analysts and investors in evaluating the sustainability of the Trust's distributions to stapled unitholders.

Annualized lease payments

ALP represents Granite's total annual rent assuming that contractual lease payments in place at the last day of the reporting period were in place for an entire year or less than a year if non-renewal or termination notices have been provided or the disposal of a property is certain. Accordingly, any revenue changes from future contractual rent adjustments, renewal and re-leasing activities or expansion and improvement projects to be completed are not reflected in ALP as at any given period end. In addition, rents denominated in foreign currencies are converted to Cdn. dollars based on exchange rates in effect at the last day of the reporting period (see "SIGNIFICANT MATTERS — Foreign Currencies"). Granite considers annualized lease payments to be a useful indicator of rental revenue (excluding tenant recoveries and straight line revenue adjustments) anticipated in the upcoming 12 month period. ALP is also a measure that is used by analysts in evaluating the outlook for real estate entities as it provides a forward-looking estimate of revenue using the present trends and foreign exchange rates in effect at the last day of the reporting period. ALP is not reconciled to any IFRS measure as it is an indicator of anticipated revenue and therefore not comparable to any measure in the combined financial statements.

INVESTMENT PROPERTIES

Granite's investment properties consist of income-producing properties, properties and land under development and land held for development. The fair values of the investment properties were as follows:

As at December 31,	2014	2013
Income-Producing Properties	$2,275.2	$2,325.6
Properties and Land Under Development	31.4	18.1
Land Held For Development	3.8	8.2

	$2,310.4	$2,351.9

During the year ended December 31, 2014, investment properties decreased by $41.5 million primarily as a result of:

  i.
  a decrease of $151.3 million which included $113.7 million for the disposition of our portfolio of Mexican properties and $37.6 million related to the disposal of four other properties located in the United States and Germany;

10 Granite REIT 2014

  ii.
  net fair value losses of $51.6 million attributable to changes in leasing assumptions for properties in both North America and Europe and an increase in discount and terminal capitalization rates for certain properties in Austria and Germany, partially offset by compression in discount and terminal capitalization rates for certain properties in the United States; and

  iii.
  $3.3 million of net foreign exchange losses which included $46.0 million of net foreign exchange losses related to the weakening of the euro against the Cdn. dollar partially offset by $43.8 million of net foreign currency gains related to the strengthening of the U.S. dollar against the Cdn. dollar.

These decreases were partially offset by:

  i.
  an increase of $79.7 million due to the acquisition of properties;

  ii.
  a net increase of $44.5 million due to lease incentives incurred with respect to the extension of two leases for properties in Graz, Austria; and

  iii.
  capital expenditures totaling $44.3 million.

Income-Producing Properties

At December 31, 2014, Granite had over 100 income-producing properties which represented approximately 30.0 million square feet of rentable space. The portfolio also included some office buildings that comprised of less than 1% of the total square footage of the income-producing properties.

The fair value of the income-producing portfolio by country as at December 31, 2014 and 2013 was as follows:

	December 31, 2014		December 31, 2013
	Fair Value	Percent of Total	Fair Value	Percent of Total
Canada	$678.5	30%	$701.1	30%
Austria	677.1	30	674.6	29
United States	546.2	24	425.2	18
Germany	242.5	11	276.2	12
Netherlands	97.2	4	101.5	4
Mexico	—	—	111.7	5
Other	33.7	1	35.3	2

	$2,275.2	100%	$2,325.6	100%

Fair values were primarily determined by discounting the expected future cash flows, generally over a term of 10 years, including a terminal value based on the application of a capitalization rate to estimated year 11 cash flows. The Trust measures its income-producing properties and properties under development using valuations prepared by management. The Trust does not measure its investment properties based on valuations prepared by external appraisers but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. The key valuation metrics for Granite's investment properties are summarized in note 4 to the audited combined financial statements for the year ended December 31, 2014.

At December 31, 2014, Granite had one active improvement project in Canada and two expansion projects at income-producing properties in Austria. The total estimated cost of these projects is approximately $9.4 million of which $5.6 million had been spent as at December 31, 2014 with the remaining cost to be funded during the first half of 2015 using cash from operations.

Properties and Land Under Development

At December 31, 2014, the Trust had one property under development: an 89.2 acre land site located in Bethel Township, Pennsylvania which is being developed into a 0.75 million square foot industrial facility. As at December 31, 2014, construction costs of $21.7 million had been incurred for this project which is expected to be completed in the second quarter of 2015. Contractual commitments related to the project were $9.2 million

Granite REIT 2014 11

at December 31, 2014. On June 20, 2014, the Trust entered into a secured construction loan (the "2017 Construction Loan") for U.S. $26.2 million relating to funding for this project (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing — Construction Loans"). As at December 31, 2014, $8.7 million had been drawn under the 2017 Construction Loan.

During the year ended December 31, 2014, the construction of a 0.63 million square foot multipurpose facility on a 35.9 acre land site located at Settlers Point Business Park in Shepherdsville, Kentucky was completed and the property is being actively marketed for lease. The project was primarily funded by a secured construction loan for U.S. $17.0 million (the "2016 Construction Loan"), which was entered into on July 25, 2013. At December 31, 2014, $15.5 million had been drawn under the 2016 Construction Loan (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing — Construction Loans").

Land Held for Development

In December 2014, Granite acquired a 29 acre site located in Plainfield, Indiana (see "SIGNIFICANT MATTERS — Acquisition") which is being held for future development.

LEASING PROFILE

Magna, Our Largest Tenant

At December 31, 2014, Magna was the tenant at 73 (2013 — 82) of Granite's income-producing properties and comprised 82% (2013 — 85%) of Granite's annualized lease payments. Magna is a diversified global automotive supplier that designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

Granite's relationship with Magna is an arm's length landlord and tenant relationship governed by the terms of Granite's leases with Magna. The terms of the lease arrangements with Magna generally provide for the following:

•
the obligation of Magna to pay for costs of occupancy, including operating costs, property taxes and maintenance and repair costs;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
a right of first refusal in favour of Magna on the sale of a property.

Renewal terms, rates and conditions are typically set out in our leases with Magna and form the basis for tenancies that continue beyond the expiries of the initial lease terms.

According to its public disclosure, Magna's success is primarily dependent upon the levels of car and light truck production by Magna's customers, the relative amount of content Magna has in the various programs and its operating costs in the various countries in which it operates. Granite expects Magna to continuously seek to optimize its global manufacturing footprint and consequently, Magna may not renew leases for facilities currently under lease at their expiries.

Annualized Lease Payments

ALP for the year ended December 31, 2014 decreased by $9.4 million primarily due to the disposition of the Mexican property portfolio in the second quarter of 2014. Granite's annualized lease payments as at

12 Granite REIT 2014

December 31, 2014, including the changes from September 30, 2014 and December 31, 2013, were as follows:

	Three Months Ended December 31, 2014	Year Ended December 31, 2014
Annualized lease payments, beginning of period	$206.9	$221.9
Acquisition	4.8	4.8
Contractual rent adjustments	0.6	2.4
Completed projects on-stream	0.4	0.8
Disposals	(1.0)	(17.8)
Vacancies	—	(0.6)
Renewals	—	(0.4)
Re-leasing	—	1.4
Effect of changes in foreign currency exchange rates	0.8	—

Annualized lease payments, as at December 31, 2014	$212.5	$212.5

During the fourth quarter of 2014, annualized lease payments increased by $5.6 million from $206.9 million at September 30, 2014 to $212.5 million at December 31, 2014 primarily due to the acquisition of two income-producing properties in the United States (see "SIGNIFICANT MATTERS — Acquisition"). Annualized lease payments for the period were also impacted by the following:

  i.
  Contractual rent adjustments increased annualized lease payments by $0.6 million and mainly related to fixed contractual rent increases on properties in North America and Germany;

  ii.
  The completion of three improvement projects totaling $3.5 million in Canada increased annualized lease payments by $0.4 million;

  iii.
  A reduction of $1.0 million due to the disposal of two income-producing properties in North America, including a disposal of an income-producing property which closed in January 2015; and

  iv.
  The strengthening of the U.S. dollar against the Cdn. dollar resulted in an increase in annualized lease payments of $1.6 million which was partially offset by an $0.8 million decrease in annualized lease payments related to the weakening of the euro against the Cdn. dollar.

On a year-over-year basis, annualized lease payments decreased by $9.4 million from $221.9 million at December 31, 2013 to $212.5 million at December 31, 2014. This net decrease reflects the cumulative impact of the following:

  i.
  The negative impact on annualized lease payments of:

  a.
  $17.8 million due to the disposal of the portfolio of Mexican properties as noted above, and five other income-producing properties in North America and Europe;

  b.
  $0.6 million related to a vacancy in the United States; and

  c.
  a net $0.4 million due to the renewal or extension of 10 leases representing 5.0 million square feet of leaseable area in North America and Europe at rental rates which were overall lower than the expiring lease rates in place;

  ii.
  The previously noted acquisition increased annualized lease payments by $4.8 million;

  iii.
  Contractual rent adjustments increased annualized lease payments by $2.4 million mostly related to Consumer Price Index ("CPI") based increases on properties representing 10.1 million square feet of leaseable area in North America and Europe and to a lessor extent, fixed contractual rent increases on properties in North America;

  iv.
  The completion of 10 improvement projects totaling $6.7 million in North America and Europe increased annualized lease payments by $0.8 million;

Granite REIT 2014 13

  v.
  The re-leasing of two vacant properties in North America contributed an additional $1.4 million to annualized lease payments; and

  vi.
  Net changes in foreign currency rates had a nominal impact on annualized lease payments. The weakening of the euro against the Cdn. dollar resulted in a decrease in annualized lease payments of $4.3 million while the strengthening of the U.S. dollar against the Cdn. dollar resulted in increases in annualized lease payments of $4.3 million.

The annualized lease payments by currency at December 31, 2014 and December 31, 2013 were as follows:

	December 31, 2014		December 31, 2013
Euro	$96.6	45%	$100.9	45%
Cdn. dollar	65.6	31	64.0	29
U.S. dollar	49.5	23	55.9	25
Other	0.8	1	1.1	1

	$212.5	100%	$221.9	100%

Leasing Activity

2014 Lease Expiries

	Number of leases	Square Footage (in thousands)	ALP (in millions)
Renewed leases	4	479	$2.5
Leases with short termination notices	2	312	1.1
Negotiations in-progress	1	300	1.4
Dispositions	2	426	—
Vacated	1	84	—

	10	1,601	$5.0

Other New Leases and Extensions

During 2014, Granite extended six leases with an aggregate square footage of 5.6 million that had expiries beyond 2014. The two most significant extensions were for two properties in Graz, Austria and are described below.

On January 30, 2014, Magna agreed to a lease extension at the Thondorf facility in Graz, Austria. The lease expiry for the 3.9 million square foot facility was extended from December 31, 2017 to January 31, 2024. In connection with the extension, the current rental rate will remain fixed for the balance of the term and Granite paid a one-time lease incentive in the amount of $37.8 million (euro 25.0 million) in the first quarter of 2014. This incentive is being amortized against the related rental revenue over the remaining lease term.

On March 28, 2014, Magna agreed to a lease extension at the Eurostar facility in Graz, Austria. The 1.1 million square foot Eurostar facility is adjacent to the Thondorf facility noted above and its lease expiry was extended from December 31, 2017 to January 31, 2024, to be coterminous with the Thondorf facility. In connection with the extension, in January 2018 contractual rents will increase based on a modified CPI formula and, at that time, Granite will pay a one-time lease incentive in the amount of euro 6.0 million. As set out in note 8 to the audited combined financial statements for the year ended December 31, 2014, this obligation has been recorded in the combined balance sheet at its discounted value of $6.5 million and is being amortized against the related rental revenue over the remaining term of the lease.

During the first quarter of 2014, Granite executed an 11 year lease of a property in the United States that became vacant in 2013. This property was sold in the fourth quarter of 2014 when the tenant exercised a purchase option included in the lease. During the second quarter of 2014, Granite entered into a six year lease

14 Granite REIT 2014

with a tenant who took possession of a 0.2 million square foot previously vacant property in Canada. During the third quarter of 2014, Granite extended three leases with Magna which had expiry dates of January 2015. Also during the third quarter of 2014, in conjunction with an expansion project to be undertaken in the first half of 2015, the lease expiry on a property leased to Magna in Austria will be extended 10 years from the completion date of the expansion. The lease expiry relating to this property was June 2018.

Lease Expiration

As at December 31, 2014, Granite's portfolio had a weighted average lease term by square footage of 5.3 years, compared to 4.8 years as at December 31, 2013, with lease expiries by square footage (in thousands) and related annualized lease payments (in millions) set out in the table below:

		Vacant	2015		2016		2017		2018		2019		2020		2021 and Beyond
	Total Rental Area	Sq Ft	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $	Sq Ft	ALP $
Canada	7,834	94	224	1.0	369	3.6	3,581	37.4	1,872	11.8	435	2.5	967	6.6	292	2.7
U.S.	8,525	907	626	2.3	403	1.5	728	8.4	931	4.6	1,389	11.7	—	—	3,541	21.0
Austria	8,085	88	—	—	381	2.6	—	—	1,495	11.1	380	3.3	—	—	5,741	44.3
Germany	3,898	—	300	1.4	965	3.9	—	—	596	4.2	303	1.6	195	1.5	1,539	10.6
Netherlands	1,441	—	314	2.1	—	—	—	—	—	—	500	2.9	627	4.2	—	—
Other	434	—	—	—	—	—	—	—	90	0.8	90	0.4	—	—	254	2.5

Total	30,217	1,089	1,464	6.8	2,118	11.6	4,309	45.8	4,984	32.5	3,097	22.4	1,789	12.3	11,367	81.1

% of portfolio	100%	4%	5%		7%		14%		16%		10%		6%		38%

Leasing Costs and Lease Incentives

Direct leasing costs include broker commissions incurred in negotiating and arranging tenant leases. Lease incentives include the cost of leasehold improvements to tenant spaces or cash allowances provided to tenants for leasehold improvement costs. For the three month period and year ended December 31, 2014, the Trust incurred leasing costs and lease incentives of $0.2 million and $45.2 million respectively, which included the lease incentives related to the extension of two leases for properties in Graz, Austria (see "LEASING PROFILE — Other New Leases and Extensions") in the first quarter of 2014.

Granite REIT 2014 15

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2014

Components of the Trust's net income (loss) for the three month periods ended December 31, 2014 and 2013 were as follows:

	Three Months Ended December 31,
(in millions, except per unit information)	2014	2013	Change
Rental revenue and tenant recoveries	$51.0	$51.2
Property operating costs	1.6	1.7
General and administrative	8.4	8.1
Depreciation and amortization	0.2	0.1
Interest expense and other financing costs, net	4.5	6.7
Foreign exchange losses (gains), net	(1.2)	0.2
Fair value losses on investment properties, net	17.8	29.9
Fair value gains on financial instruments	—	(0.2)
Acquisition transaction costs	0.2	7.7
Loss (gain) on sale of investment properties	(1.7)	0.4

Income (loss) before income taxes	21.2	(3.4)
Income tax expense (recovery)	(0.1)	0.5

Net income (loss) from continuing operations	21.3	(3.9)
Net income from discontinued operations	—	1.5

Net income (loss)	$21.3	$(2.4)

Net income (loss) from continuing operations attributable to stapled unitholders	21.5	(4.1)	N/A
Net income (loss) attributable to stapled unitholders	21.5	(2.6)	N/A
Funds from Operations(1)	36.2	36.5	(1%	)
Comparable Funds from Operations(1)	36.2	36.5	(1%	)
Diluted FFO per stapled unit(1)	$0.77	$0.78	(1%	)
Diluted comparable FFO per stapled unit(1)	$0.77	$0.78	(1%	)
FFO payout ratio	72%	69%	3%

N/A — not applicable

(1)
See "Results of Operations for the Three Months Ended December 31, 2014 — Funds from Operations".

Rental Revenue and Tenant Recoveries

Rental revenue for the three month period ended December 31, 2014 decreased $0.2 million to $51.0 million from $51.2 million in the prior year period. The change in rental revenue is set out below:

Rental revenue, three months ended December 31, 2013	$51.2
Acquisitions	0.9
Contractual rent adjustments	0.5
Completed projects on-stream	0.2
Vacancies and disposals of income-producing properties	(1.6)
Effect of changes in foreign currency exchange rates	0.7
Other, including straight-line adjustments to rental revenue	(0.9)

Rental revenue, three months ended December 31, 2014	$51.0

16 Granite REIT 2014

The net decrease in rental revenue for the three months ended December 31, 2014 compared to the fourth quarter of 2013 was comprised of the following:

  i.
  Rental revenue was negatively impacted by $1.6 million primarily due to vacancies resulting from the non-renewal of three expired leases representing 0.4 million square feet of leaseable area in the United States and Austria and the sale of four income-producing properties in the United States and Europe;

  ii.
  Other items having a $0.9 million negative impact on rental revenue primarily related to the amortization of the lease incentives in respect of the lease extensions at the Thondorf and Eurostar properties;

  iii.
  The acquisition of eight income-producing properties in the fourth quarter of 2013, representing 2.6 million square feet of leaseable area, contributed an additional $0.9 million to rental revenue;

  iv.
  The $0.5 million increase in revenue from contractual rent adjustments included $0.4 million from CPI based increases and $0.1 million from fixed contract adjustments;

  v.
  The completion of improvement projects in North America contributed an incremental $0.2 million to rental revenue; and

  vi.
  Foreign exchange had a net $0.7 million positive impact on reported rental revenues as the weakening of the Cdn. dollar against the U.S. dollar denominated rents resulted in an increase in rental revenue of $0.9 million while the strengthening of the Cdn. dollar against the euro negatively impacted reported rental revenue by $0.2 million.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $1.6 million for the three month period ended December 31, 2014 in comparison to $1.7 million in the prior year period. The net decrease was primarily comprised of lower repairs and maintenance costs and lower advisory costs related to the re-leasing of properties that were mostly offset by increases related to property costs recoverable from tenants attributable to acquisitions in the fourth quarter of 2013.

General and Administrative Expenses

General and administrative expenses for the three month periods ended December 31, 2014 and 2013 were $8.4 million and $8.1 million, respectively. Relative to the prior year period, the fourth quarter of 2014 included $1.1 million associated with additional grants awarded under Granite's unit-based compensation plans, the increased valuation of the units outstanding under those plans due to the appreciation of the market price of the stapled units, severance and slightly higher staffing levels. Mitigating this increase was a $0.6 million decrease in advisory costs related to the REIT conversion and related internal reorganizations, and other professional fees.

Depreciation and Amortization

Depreciation and amortization expense is related to the amortization of fixed assets relating to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $4.5 million in the three month period ended December 31, 2014 compared to $6.7 million in the prior year period. Granite's debt profile since December 31, 2013 has changed significantly due to the acquisition activities and refinancing initiatives undertaken during the year thereby impacting net interest expense. The net interest expense and other

Granite REIT 2014 17

financing costs for the three month periods ended December 31, 2014 and 2013 was comprised of the following:

	Three months ended December 31,
	2014	2013	Change
2018 Debentures, issued October 2013(1)	$1.9	$1.9	$—
2021 Debentures, issued July 2014(2)	1.7	—	1.7
2016 Debentures, redeemed August 2014(3)	—	4.1	(4.1)

	3.6	6.0	(2.4)
Mortgages and construction loan	0.5	0.3	0.2
Other financing costs, net	0.4	0.4	—

	$4.5	$6.7	$(2.2)

(1)
see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing"

(2)
see "SIGNIFICANT MATTERS — Series 2 Senior Debentures"

(3)
see "SIGNIFICANT MATTERS — Redemption of 2016 Debentures"

Foreign Exchange Losses (Gains), Net

Granite recognized net foreign exchange gains of $1.2 million in the three month period ended December 31, 2014 compared to net foreign exchange losses of $0.2 million in the prior year period. Net foreign exchange gains for the three month period ended December 31, 2014 included $1.0 million of net foreign exchange gains on certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros and $0.2 million of realized foreign exchange gains on derivative financial instruments such as foreign exchange contracts. The net foreign exchange losses in the three month period ended December 31, 2013 primarily related to $0.8 million of net realized foreign exchange losses on foreign exchange contracts, partially offset by $0.6 million of net foreign exchange gains on certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros.

Fair Value Losses on Investment Properties, Net

Net fair value losses on investment properties were $17.8 million in the three month period ended December 31, 2014 compared to a $29.9 million loss in the prior year period. In the three month period ended December 31, 2014, the net fair value losses were attributable to changes in leasing assumptions for properties across the portfolio and the amount or timing of cash flows primarily attributable to capital expenditures for properties in North America. The net fair value losses in the three month period ended December 31, 2013 were attributable to changes in leasing assumptions and the timing of cash flows for the Canadian and Austrian property portfolios.

Fair Value Losses (Gains) on Financial Instruments

Granite recognized net fair value losses on financial instruments of less than $0.1 million in the three month period ended December 31, 2014 compared to net fair value gains of $0.2 million in the prior year period. The net fair value gains and losses for each of the three month periods ended December 31, 2014 and 2013 were attributable to the fair value changes relating to foreign exchange contracts outstanding at the end of the period and interest rate caps associated with the mortgages payable.

Acquisition Transaction Costs

Acquisition transaction costs for the three month period ended December 31, 2014 of $0.2 million related primarily to advisory costs associated with the acquisition in December 2014. In the fourth quarter of 2013, Granite incurred $7.7 million in acquisition transaction costs which included $6.7 million of land transfer taxes

18 Granite REIT 2014

and $1.0 million of advisory costs related to acquisitions of income-producing properties in Europe that were completed in the fourth quarter of 2013.

Loss (Gain) on Sale of Investment Properties

The net gain on sale of investment properties in the three months ended December 31, 2014 was related to the sale of excess land in Austria for gross proceeds of $1.7 million net of nominal selling costs. During the three month period ended December 31, 2013, Granite disposed of three properties in the United States and Europe for aggregate gross proceeds of $6.8 million and incurred a $0.3 million loss on disposal due to the associated selling costs. The Trust also incurred $0.1 million of costs related to the sale of an investment property in Germany, which closed in January 2014.

Income Tax Expense (Recovery)

Income tax recovery for the three months ended December 31, 2014 was $0.1 million. Included in the quarter's income tax recovery was a current income tax expense of $1.7 million comprised of:

  i.
  $1.5 million expense related to foreign operations and Canadian corporate entities subject to tax;

  ii.
  $0.4 million expense related to the sale of excess land in Austria; and

  iii.
  $0.2 million recovery in unrecognized tax benefits.

Also included in the quarter's income tax recovery was a deferred tax recovery of $1.8 million that related primarily to the net fair value losses in respect of investment properties in foreign jurisdictions, the reversal of deferred tax liabilities related to the disposition of excess land in Austria, other timing differences associated with certain foreign operations and to a lesser extent related withholding taxes.

A tax recovery of 0.5% was recorded in the fourth quarter of 2014, compared to an income tax expense of 14.7% in the fourth quarter of 2013, as a result of larger fair value losses in the prior quarter in entities that do not record deferred taxes.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax and treaty related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities and may impact the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income (Loss) from Continuing Operations

For the three month period ended December 31, 2014, net income from continuing operations was $21.3 million compared to a net loss of $3.9 million in the prior year period. The $25.2 million net increase was primarily due to a $12.1 million decrease in net fair value losses on investment properties, a $7.5 million decrease in acquisition transaction costs, a $2.2 million decrease in net interest expense, a $2.1 million increase in net gain on the sale of investment properties and a $0.6 million decrease in income tax expense.

Net Income from Discontinued Operations

Net income from discontinued operations consists of revenue, expenses and fair value gains associated with the Mexican property portfolio. The Trust's results of operations for the three month period ended December 31, 2014 were not impacted by the discontinued operations as the disposition of the portfolio of Mexican properties was completed on June 26, 2014. Net income from discontinued operations for the fourth

Granite REIT 2014 19

quarter of 2013, which included $0.3 million of costs related to the sale of the Mexican property portfolio, consisted of the following:

	Three Months Ended December 31,
	2014	2013
Rental revenue	$—	$3.4
Operating costs and expenses	—	0.1
Fair value gains on investment properties, net	—	(0.1)

Income before income taxes	—	3.4
Income tax expense	—	(1.6)

Income from discontinued operations before loss on sale of disposed properties	—	1.8
Loss on disposal of investment properties	—	(0.3)

Net income from discontinued operations	$—	$1.5

Net Income (Loss)

Net income was $21.3 million in the three month period ended December 31, 2014 compared to a $2.4 million net loss in the prior year period. The increase of $23.7 million was due to a $25.2 million increase in net income from continuing operations for the reasons noted above, partially offset by a $1.5 million decrease in net income from discontinued operations.

Funds From Operations

	Three Months Ended December 31,
(in thousands, except per unit information)	2014	2013	Change
Net income (loss) attributable to stapled unitholders	$21,454	$(2,599)
Add (deduct):
Fair value losses on investment properties	17,793	29,898
Fair value losses (gains) on financial instruments	38	(216)
Acquisition transaction costs	189	7,751
Loss (gain) on sale of investment properties	(1,678)	450
Current income tax expense associated with the sale of an investment property	439	—
Deferred income taxes	(1,832)	(341)
Non-controlling interests relating to the above	(157)	107
FFO adjustments related to discontinued operations	—	1,420

FFO	$36,246	$36,470	(1%	)

Basic and diluted FFO per stapled unit	$0.77	$0.78	(1%	)

Basic number of stapled units outstanding	47,014	46,942

Diluted number of stapled units outstanding	47,091	46,957

FFO for the fourth quarter of 2014 was $36.2 million and was derived solely from continuing operations. FFO for the fourth quarter of 2013 was $36.5 million and comprised of $33.6 million from continuing operations and $2.9 million from discontinued operations. The $2.6 million increase in FFO from continuing operations was primarily due to decreased net interest expense of $2.2 million and increased net foreign exchange gains of $1.4 million, partially offset by $0.5 million of higher current income taxes.

20 Granite REIT 2014

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2014

Highlights

	Years Ended December 31,
(in millions, except per unit information)	2014	2013	Change
Rental revenue and tenant recoveries	$207.4	$189.9	9%
Net income from continuing operations attributable to stapled unitholders	63.5	143.2	(56%	)
Net income attributable to stapled unitholders	70.2	145.0	(52%	)
Funds from Operations(1)	125.3	138.3	(9%	)
Comparable Funds from Operations(2)	153.8	142.5	8%
Diluted FFO per stapled unit(1)	$2.66	$2.95	(9%	)
Diluted comparable FFO per stapled unit(2)	$3.27	$3.04	8%
FFO payout ratio(2)	67%	69%	(2%	)
(1)
See "Results of Operations for the Year Ended December 31, 2014 — Funds from Operations"

(2)
Comparable FFO for the year ended December 31, 2014 excludes $28.6 million ($0.61 per stapled unit) incurred in the third quarter of 2014 with respect to the early redemption of the 2016 Debentures. Comparable FFO for the year ended December 31, 2013 excludes $4.2 million ($0.09 per stapled unit) of withholding taxes paid in the second quarter of 2013 related to the repatriation of prior years' earnings from foreign jurisdictions (See "PERFORMANCE MEASUREMENT — Comparable funds from operations").

(in millions, except number of properties)	December 31, 2014	December 31, 2013	Change
Number of income-producing properties	103	112	(8%	)
Leaseable area (sq. ft.)	30.2	31.9	(5%	)
Annualized lease payments	$212.5	$221.9	(4%	)
Investment properties, fair value	$2,310.4	$2,351.9	(2%	)

Rental Revenue and Tenant Recoveries

Rental revenue for the year ended December 31, 2014 increased $17.5 million to $207.4 million from $189.9 million in the prior year. The change in rental revenue is set out below:

Rental revenue, year ended December 31, 2013	$189.9
Acquisitions	15.8
Contractual rent adjustments	2.3
Completed projects on-stream	1.3
Renewals and re-leasing of income-producing properties	(3.1)
Vacancies and disposals of income-producing properties	(6.0)
Effect of changes in foreign currency exchange rates	8.9
Other, including straight-line adjustments to rental revenue	(1.7)

Rental revenue, year ended December 31, 2014	$207.4

Rental revenue for the year ended December 31, 2014 increased by approximately 9% compared to the prior year mainly due to the acquisitions completed in 2013 and favourable foreign exchange rates. Additional details pertaining to the changes in rental revenue are as follows:

  i.
  The acquisition of 12 income-producing properties in 2013, representing 4.2 million square feet of leaseable area, contributed $15.8 million to rental revenue;

  ii.
  The $2.3 million increase in revenue from contractual rent adjustments included $1.6 million from CPI based increases and $0.7 million from fixed contract adjustments;

Granite REIT 2014 21

  iii.
  The completion of expansion or improvement projects in Europe and North America, which added a combined 0.2 million square feet of leaseable area, contributed an incremental $1.3 million to rental revenue;

  iv.
  Foreign exchange had a $8.9 million positive impact on reported rental revenues as the weakening of the Cdn. dollar against the euro and U.S. dollar denominated rents resulted in an increase in rental revenue of $5.9 million and $2.9 million, respectively;

  v.
  Renewals and re-leasing had a $3.1 million net negative impact on revenues compared to the prior year. This decrease was primarily due to the renewal or extension of 24 leases representing 9.3 million square feet of leaseable area across North America and Europe most of which were negotiated at rental rates lower than the expiring lease rates in place. The decrease in revenue was partially offset by $0.5 million of revenue related to the re-leasing of two previously vacant properties representing 0.3 million square feet of leaseable area in North America;

  vi.
  Rental revenue for the year ended December 31, 2014 was also negatively impacted by $6.0 million due to vacancies primarily resulting from the non-renewal by Magna of four expired leases representing 0.5 million square feet of leaseable area in the United States and Austria and the sale of six income-producing properties in the United States and Europe; and

  vii.
  Other items having a negative impact on revenue of $1.7 million primarily related to the amortization of the lease incentives in respect of the lease extensions at the Thondorf and Eurostar properties partially offset by the additional tenant recoveries and straight-line rent adjustments from the income-producing properties acquired in Germany in the fourth quarter of 2013.

Property Operating Costs

Property operating costs, which include property taxes, utilities, insurance, repairs and maintenance, legal and other property-related expenses, were $6.9 million for the year ended December 31, 2014 in comparison to $5.5 million in the prior year. The increase of $1.4 million primarily comprised a $1.2 million increase of property costs recoverable from tenants and $0.5 million of ground lease costs both of which resulted from acquisitions in the fourth quarter of 2013, partially offset by $0.3 million of lower environmental and appraisal costs and repair and maintenance expenditures.

General and Administrative Expenses

General and administrative expenses for the years ended December 31, 2014 and 2013 were $28.1 million and $27.1 million, respectively. The $1.0 million net increase primarily consisted of:

  i.
  $3.3 million in higher compensation costs that included additional grants awarded under Granite's unit-based compensation plans to employees and directors/trustees, the increased valuation of the units outstanding under those plans due to the appreciation of the market price of the stapled units, merit increases, severance, increased staffing levels and the impact of higher foreign exchange rates; and

  ii.
  a $2.5 million decrease in advisory costs related to the conversion to a REIT and related internal reorganizations incurred in the year ended December 31, 2013.

Depreciation and Amortization

Depreciation and amortization expense is related to the amortization of fixed assets relating to our offices in Toronto, Canada and Vienna, Austria.

Interest Expense and Other Financing Costs, Net

Net interest expense and other financing costs were $24.0 million in the year ended December 31, 2014 compared to $20.6 million in the prior year. Granite's debt profile since December 31, 2013 has changed

22 Granite REIT 2014

significantly as previously discussed. The net interest expense and other financing costs for the year ended December 31, 2014 was comprised of the following:

	Years ended December 31,
	2014	2013	Change
2018 Debentures, issued October 2013(1)	$7.8	$1.9	$5.9
2021 Debentures, issued July 2014(2)	3.3	—	3.3
2016 Debentures, redeemed August 2014(3)	9.8	16.4	(6.6)

	20.9	18.3	2.6
Mortgages and construction loan	1.5	0.9	0.6
Other financing costs, net	1.6	1.4	0.2

	$24.0	$20.6	$3.4

(1)
see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing"

(2)
see "SIGNIFICANT MATTERS — Series 2 Senior Debentures"

(3)
see "SIGNIFICANT MATTERS — Redemption of 2016 Debentures"

Early Redemption Costs of Unsecured Debentures

In the year ended December 31, 2014, Granite recorded early redemption costs related to the 2016 Debentures of $28.6 million which included a redemption premium of $27.7 million and $0.9 million of accelerated amortization of issuance costs and discount accretion related to the debentures.

Foreign Exchange Gains, Net

Granite recognized net foreign exchange gains of $3.1 million in the year ended December 31, 2014 compared to net foreign exchange gains of less than $0.1 million in the prior year. Net foreign exchange gains for the year ended December 31, 2014 included (i) $1.5 million of foreign exchange gains due to the re-measurement of a U.S. dollar denominated cash balance representing the proceeds from the sale of the Mexican properties, (ii) $0.9 million of net foreign exchange gains on certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros and (iii) $0.7 million of net foreign exchange gains on derivative financial instruments such as foreign exchange forwards contracts. The net foreign exchange gains in the year ended December 31, 2013 included $1.2 million of net foreign exchange gains on certain assets and liabilities of the Trust that are denominated in U.S. dollars and euros offset by $1.2 million of realized net foreign exchange losses associated with foreign exchange forwards contracts.

Fair Value Losses on Investment Properties, Net

Net fair value losses on investment properties were $51.6 million in the year ended December 31, 2014 compared to net fair value losses on investment properties of $16.2 million in the prior year. In the year ended December 31, 2014, the net fair value losses were attributable to changes in leasing assumptions for properties in both North America and Europe and an increase in discount and terminal capitalization rates for certain properties in Austria and Germany, partially offset by compression in discount and terminal capitalization rates for certain properties in the United States. The net fair value losses in the year ended December 31, 2013 of $16.2 million primarily resulted from changes in leasing assumptions related to market rents and lease renewals, and the amount or timing of cash flows attributable to capital expenditures partially offset by compression in discount and terminal capitalization rates in North America.

Fair Value Gains on Financial Instruments

Granite recognized net fair value gains on financial instruments of $0.2 million and $0.1 million in the years ended December 31, 2014 and 2013, respectively. Net fair value gains on financial instruments for the year ended December 31, 2014 were attributable to the fair value changes related to foreign exchange contracts

Granite REIT 2014 23

outstanding at the end of the year and interest rate caps associated with the mortgages payable. Net fair value gains on financial instruments for the year ended December 31, 2013 were related to the increase in the fair value of interest rate caps associated with the mortgages payable (see note 14 to the audited combined financial statements for the year ended December 31, 2014).

Acquisition Transaction Costs

As previously discussed, acquisition transaction costs of $0.2 million for the year ended December 31, 2014 were related primarily to advisory costs associated with the acquisition in December 2014. In the year ended December 31, 2013, Granite incurred $14.2 million in acquisition transaction costs. These costs included $13.3 million of primarily land transfer taxes and advisory costs related to acquisitions of income-producing properties in Europe which occurred in the fourth quarter of 2013 and $0.9 million of advisory costs associated with the acquisition of four income-producing properties in the United States.

Gain on Meadows Holdback

In the first quarter of 2013, the Trust entered into a settlement agreement pursuant to which the Trust received U.S. $5.0 million relating to a holdback receivable of a former subsidiary's sale of a property in 2006. The settlement proceeds comprised a cash payment of U.S. $1.5 million and a non-interest bearing promissory note of U.S. $3.5 million payable in U.S. $0.5 million monthly instalments which commenced March 31, 2013 and concluded with the final instalment received in October 2013.

Loss (Gain) on Sale of Investment Properties

The net gain on sale of investment properties of $1.4 million for the year ended December 31, 2014 related to the sale of a parcel of excess land located in Austria for gross proceeds of $1.7 million, net of $0.3 million of selling costs associated with the disposal of four income-producing properties located in the United States and Germany.

In the year ended December 31, 2013, the net loss on sale of investment properties included $0.6 million of selling costs associated with the disposal of an income-producing property located in Poland and three vacant properties located in North America and the United Kingdom. The Trust also incurred $0.2 million of costs related to the sale of an investment property in Germany, which closed in January 2014.

Income Tax Expense (Recovery)

Income tax expense for the year ended December 31, 2014 was $8.5 million. Included in the tax expense for the year was a current income tax expense of $4.3 million comprised of:

  i.
  $4.0 million expense related to foreign operations and Canadian corporate entities subject to tax;

  ii.
  $1.8 million recovery in unrecognized tax benefits that included the release of a tax reserve of $3.6 million on the successful completion of a federal income tax audit in Canada;

  iii.
  $0.6 million related to withholding tax expense paid on the repatriation from foreign operations that was fully offset by the reversal of the deferred tax expense recorded in prior periods; and

  iv.
  $1.5 million tax expense related to the sale of an income-producing property in Germany and excess land in Austria.

The deferred tax portion of the income tax expense was $4.2 million and related largely to other timing differences associated with certain foreign operations and to a lesser extent related withholding taxes offset by fair value losses on investment properties in foreign jurisdictions.

The effective income tax rate for the year ended December 31, 2014 was 11.8% compared to an effective income tax rate of 8.0% for the year ended December 31, 2013, excluding a $41.9 million reversal of the Canadian deferred tax liabilities recorded prior to the January 3, 2013 REIT conversion. The effective tax rate for the current year was higher than the prior year primarily due to the impact of the net fair value losses on

24 Granite REIT 2014

investment properties and other expenses in entities that do not record deferred taxes and the tax expense associated with the above noted property sales in Europe.

The Trust is structured with the objective of optimizing after-tax distributions it receives from its various taxable subsidiary entities. Income tax and treaty related legislative changes, including those pertaining to withholding taxes, may affect the level of distributions made to the Trust by its subsidiary entities and may impact the level of taxable income earned by the Trust and the source of income distributed by the Trust.

Net Income from Continuing Operations

For the year ended December 31, 2014, net income from continuing operations was $63.7 million compared to $143.4 million in the prior year. The decrease of $79.7 million was primarily due to a $45.9 million increase in deferred tax expense largely from the reversal of $41.9 million in Canadian deferred tax liabilities in the prior year as a result of converting to a REIT on January 3, 2013, a $35.4 million increase in net fair value losses on investment properties and the $28.6 million of early redemption costs related to the 2016 Debentures. These decreases in net income from continuing operations were partially offset by increased rental revenue and tenant recoveries of $17.5 million and decreased acquisition transaction costs of $14.1 million.

Net Income from Discontinued Operations

On June 26, 2014, Granite completed the disposition of its portfolio of Mexican properties to Magna for net cash proceeds before income taxes of $108.6 million. In the year ended December 31, 2014, Granite incurred a loss on disposal of $5.1 million which included a $4.6 million closing adjustment and $0.5 million in selling costs related to the disposition. As a result of the disposition of the Mexican operation, net cumulative foreign currency translation gains of $5.7 million, which had been recorded in other comprehensive income, were reclassified from equity and recorded in net income. Net income from discontinued operations and the related net gain (loss) on sale was comprised of the following:

	Years ended December 31,
	2014	2013
Rental revenue	$7.1	$13.3
Operating costs and expenses	0.1	0.3
Fair value losses on investment properties, net	—	9.0

Income before income taxes	7.0	4.0
Income tax expense	(1.6)	(1.8)

Income from discontinued operations before net gain (loss) on sale of disposed properties	5.4	2.2
Loss on sale of investment properties	(5.1)	(0.3)
Reclassification of cumulative foreign currency translation amounts relating to foreign operation disposed of in the year	5.7	—
Income tax recovery	0.8	—

Net gain (loss) on sale of disposed properties	1.4	(0.3)

Net income from discontinued operations	$6.8	$1.9

Net Income

Net income was $70.4 million in the year ended December 31, 2014 in comparison to $145.3 million in the prior year. The $74.9 million decrease was due to the $79.7 million decrease in net income from continuing operations for the reasons previously noted partially offset by a $4.9 million increase in net income from discontinued operations.

Granite REIT 2014 25

Funds From Operations

	Year Ended December 31,
(in thousands, except per unit information)	2014	2013	Change
Net income attributable to stapled unitholders	$70,213	$145,031
Add (deduct):
Fair value losses on investment properties	51,620	16,182
Fair value gains on financial instruments	(177)	(72)
Gain on Meadows holdback	—	(5,143)
Acquisition transaction costs	189	14,246
Loss (gain) on sale of investment properties	(1,416)	778
Current income tax expense associated with the sale of investment properties	1,538	—
Deferred income taxes	4,238	(41,856)
Non-controlling interests relating to the above	(104)	(105)
FFO adjustments related to discontinued operations	(848)	9,224

FFO	125,253	138,285	(9%	)
Early redemption costs of unsecured debentures	28,580	—
Withholding tax payment	—	4,220

Comparable FFO	$153,833	$142,505	8%

Basic and diluted FFO per stapled unit	$2.66	$2.95	(9%	)

Basic and diluted comparable FFO per stapled unit	$3.27	$3.04	8%

Basic number of stapled units outstanding	47,001	46,925

Diluted number of stapled units outstanding	47,071	46,949

Comparable FFO for the year ended December 31, 2014 was $153.8 million and comprised of $147.9 million from continuing operations and $5.9 million from discontinued operations. Comparable FFO for the year ended December 31, 2013 was $142.5 million and comprised of $131.4 million from continuing operations and $11.1 million from discontinued operations. The $11.3 million increase in comparable FFO was primarily due to increased rental revenue of $17.5 million and a $3.0 million increase in net foreign exchange gains partially offset by a $3.4 million increase in net interest expense, a $1.0 million increase in general and administrative expenses and a $5.2 million decrease in FFO from the discontinued operation.

LIQUIDITY AND CAPITAL RESOURCES

Operating activities of continuing operations generated cash of $39.1 million and $87.4 million in the three month period and year ended December 31, 2014, respectively. At December 31, 2014, the Trust had cash and cash equivalents of $116.2 million and unitholders' equity of $1.6 billion.

26 Granite REIT 2014

Cash Flows

Three Months Ended December 31, 2014

Components of the Trust's cash flows for the three month periods ended December 31, 2014 and 2013 were as follows:

	Three months ended December 31,
	2014	2013
Cash Flows
Net income (loss) from continuing operations	$21.3	$(3.9)
Items not involving current cash flows	17.2	29.0
Current income tax expense	1.7	2.0
Income taxes paid	(0.3)	(0.4)
Interest expense	3.9	6.5
Interest paid	(3.2)	(7.6)
Changes in working capital balances from continuing operations	(1.5)	(0.6)

Cash provided by operating activities from continuing operations	39.1	25.0
Cash provided by (used in) operating activities from discontinued operations	(0.2)	3.1

Cash provided by operating activities	$38.9	$28.1

Acquisitions	$(79.0)	$(179.8)
Real estate properties and fixed asset additions	(15.8)	(6.4)
Cash provided by other investing activities from continuing operations	14.6	6.6

Cash used in investing activities	$(80.2)	$(179.6)

Distributions paid	$(25.8)	$(24.6)
Proceeds from issuance of debt	71.7	200.0
Repayments of debt	(0.1)	(9.8)
Cash used in other financing activities	(0.4)	(1.5)

Cash provided by financing activities	$45.4	$164.1

Operating Activities

In the three month period ended December 31, 2014, operating activities from continuing operations generated cash of $39.1 million compared to $25.0 million in the prior year period. The increase of $14.1 million was primarily due to a $7.5 million decrease in acquisition transaction costs, a $4.4 million decrease in interest paid and a $1.4 million increase in net foreign exchange gains.

In the three month period ended December 31, 2014, changes in working capital balances used cash of $1.5 million. The components comprised:

  i.
  a decrease in accounts payable and accrued liabilities of $3.8 million, primarily due to the release of deposits received in the previous quarter related to the sale of an income-producing property which closed in the fourth quarter of 2014; partially offset by

  ii.
  an increase in deferred revenue of $0.9 million, due to the timing of rental receipts;

  iii.
  a decrease in accounts receivable of $0.9 million, also due to the timing of rental receipts; and

  iv.
  a decrease in prepaid expenses of $0.5 million.

For the three month period ended December 31, 2013, the change in working capital balances used cash of $0.6 million and was primarily comprised of a $1.3 million decrease in accounts payable and accrued liabilities, primarily due to the payment of accrued acquisition costs, partially offset by a $0.8 million decrease

Granite REIT 2014 27

in accounts receivable due to the receipt of VAT receivable related to a completed expansion project in Germany.

Cash provided by operating activities from discontinued operations for the three month period ended December 31, 2013 of $3.1 million was primarily related to $3.4 million of rental revenue.

Investing Activities

Investing activities for the three month period ended December 31, 2014 used net cash of $80.2 million, which was comprised of:

  i.
  cash payments of $79.0 million related to the acquisition of three properties (see "SIGNIFICANT MATTERS — Acquisition");

  ii.
  investment property capital expenditures of $15.7 million; and

  iii.
  net proceeds of $14.6 million related to the disposal of two income-producing properties in the United States and Germany and excess land in Austria.

Cash used in investing activities for the fourth quarter of 2013 of $179.6 million was primarily due to cash payments of $179.8 million related to acquisitions and investment property capital expenditures of $6.1 million, partially offset by net proceeds of $6.6 million on the disposal of investment properties.

Financing Activities

Cash provided by financing activities for the three month period ended December 31, 2014 of $45.4 million was primarily attributed to $62.8 million of borrowings from U.S. dollar denominated bank indebtedness and $8.9 million of proceeds from the 2017 Construction Loan (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing") net of distribution payments of $25.8 million.

Cash provided by financing activities for the three month period ended December 31, 2013 of $164.1 million was primarily related to $200.0 million of proceeds received from the issuance of the debentures that mature in 2018 (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing") partially offset by distribution payments of $24.6 million, repayment of bank indebtedness of $9.8 million and $1.7 million of financing costs paid with respect to the issuance of the debentures maturing in 2018.

Year Ended December 31, 2014

Operating Activities

	Years Ended December 31,
	2014	2013
Cash Flows
Net income from continuing operations	$63.7	$143.4
Items not involving current cash flows	64.5	(25.6)
Tenant allowance	(37.8)	—
Current income tax expense	4.3	8.5
Income taxes paid	(4.4)	(12.4)
Interest expense	22.6	19.9
Interest paid	(19.4)	(17.0)
Changes in working capital balances from continuing operations	(6.1)	0.6

Cash provided by operating activities from continuing operations	87.4	117.4
Cash provided by operating activities from discontinued operations	5.5	10.5

Cash provided by operating activities	$92.9	$127.9

28 Granite REIT 2014

For the year ended December 31, 2014, operating activities from continuing operations generated cash of $87.4 million compared to $117.4 million in the prior year. Excluding the $37.8 million payment related to the lease incentive in respect of the extension at Granite's largest facility in Thondorf, Austria and the $27.7 million of payments related to the early redemption of the 2016 Debentures, cash provided by operating activities from continuing operations for the year ended December 31, 2014 would have been $152.9 million. The $35.5 million net increase over the prior year was primarily related to:

  i.
  a $17.5 million increase in rental revenue;

  ii.
  a $14.1 million decrease in acquisition transaction costs;

  iii.
  a $8.0 million decrease in income tax payments; and

  iv.
  a $3.0 million increase in net foreign exchange gains; partially offset by

  v.
  a $6.7 million increase in cash used by changes in working capital balances.

The change in working capital balances for the year ended December 31, 2014 reflected a use of cash of $6.1 million primarily due to a $6.4 million decrease in accounts payable and accrued liabilities, which included payments of acquisition expenses, and lower property-related and professional fee accruals.

For the year ended December 31, 2013, the change in working capital balances generated cash of $0.6 million primarily due to a $1.2 million decrease in accounts receivable primarily due to the collection of a receivable related to a completed capital project and a $0.5 million transfer of funds from restricted cash upon the completion of a capital project, partially offset by a $1.1 million decrease in deferred revenue due to the timing of rental receipts.

Cash provided by operating activities from discontinued operations for the year ended December 31, 2014 of $5.5 million primarily consists of $7.1 million of rental revenue, partially offset by $1.0 million of income taxes paid. Cash provided by operating activities from discontinued operations for the year ended December 31, 2013 of $10.5 million was primarily related to $13.3 million of rental revenue partially offset by $2.1 million of income tax payments and $0.3 million of net cash outflows related to the change in working capital balances.

Investing Activities

Investing activities for the year ended December 31, 2014 provided cash of $20.1 million. The major components included $104.4 million of proceeds received on the disposition of the Mexican properties which was net of $5.1 million of income tax instalments, $39.1 million of net proceeds received on the disposal of five other properties, partially offset by $79.0 million of cash payments related to the previously discussed acquisition and $43.7 million of investment property capital expenditures.

For the year ended December 31, 2013, investing activities used cash of $253.6 million. This was largely attributable to $247.6 million of cash payments related to acquisitions and $28.9 million in investment property capital expenditures that were partially offset by net proceeds from the disposal of income-producing properties of $16.8 million and proceeds from notes receivable of $7.9 million.

Financing Activities

For the year ended December 31, 2014, financing activities used cash of $90.7 million which was largely comprised of the following:

  i.
  the $265.0 million repayment of the 2016 Debentures (see "SIGNIFICANT MATTERS — Redemption of 2016 Debentures");

  ii.
  distribution payments of $103.2 million; and

  iii.
  payments of $2.4 million for financing costs related to the 2021 Debentures and the 2017 Construction Loan (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing");

Granite REIT 2014 29

that were partially offset by:

  iv.
  $250.0 million of proceeds received from the issuance of the 2021 Debentures;

  v.
  $8.1 million of net U.S. dollar denominated borrowings from bank indebtedness;

  vi.
  U.S. dollar secured long-term debt borrowings of $19.8 million; and

  vii.
  $1.8 million received upon the exercise of unit options.

Cash generated by financing activities for the year ended December 31, 2013 of $162.1 million was primarily related to $200.0 million of proceeds received on the issuance of the debentures that mature in 2018 (see "LIQUIDITY AND CAPITAL RESOURCES — Bank and Debenture Financing"), $50.4 million of net borrowings from bank indebtedness and $3.1 million received upon the exercise of unit options, partially offset by distribution payments of $90.3 million.

Bank and Debenture Financing

Granite's debt consisted of the following:

	December 31, 2014		December 31, 2013
	Carrying Value	Percent of Total	Carrying Value	Percent of Total
Unsecured debentures, net	$447.0	77%	$462.0	81%
Cross currency interest rate swaps, net	3.4	1	11.0	2
Mortgages, net	41.9	7	38.6	7
Construction loans, net	24.2	4	3.3	1
Bank indebtedness	62.6	11	53.2	9

	$579.1	100%	$568.1	100%

Fair value of investment properties	$2,310.4		$2,351.9

Leverage ratio(1)	25%		24%

(1)
Defined as total debt divided by the total fair value of investment properties

Unsecured Debentures and Cross Currency Interest Rate Swaps

On July 3, 2014, Granite LP issued $250.0 million of Series 2 senior debentures due July 5, 2021. Interest on the 2021 Debentures is payable semi-annually in arrears on January 5 and July 5 of each year. The 2021 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. The proceeds from the 2021 Debentures, together with other available funds, were used to redeem the 2016 Debentures. At December 31, 2014, all of the 2021 Debentures remained outstanding and the balance net of issuance costs was $248.5 million.

Also on July 3, 2014, the Trust entered into a cross currency interest rate swap to exchange the Cdn. dollar 3.788% interest payments from the 2021 Debentures to euro denominated payments at 2.68%. In addition, under the terms of the swap, the Trust will pay principal proceeds of euro 171.9 million for $250.0 million on July 5, 2021. As at December 31, 2014, the fair value of the cross currency interest rate swap was a net financial asset of $0.5 million.

In October 2013, Granite issued $200.0 million Series 1 senior debentures due October 2, 2018 (the "2018 Debentures"). The 2018 Debentures rank equally with all of the Trust's existing and future unsubordinated and unsecured indebtedness and are guaranteed by Granite REIT and Granite GP. At December 31, 2014, all of the 2018 Debentures remained outstanding and the balance net of issuance costs was $198.5 million.

Also in October 2013, the Trust entered into a cross currency interest rate swap to exchange the $200.0 million proceeds and related 4.613% interest payments from the 2018 Debentures to euro 142.3 million and euro

30 Granite REIT 2014

denominated interest payments at a 3.56% interest rate. Under the terms of the swap, on October 2, 2018, the Trust will repay the principal proceeds received of euro 142.3 million for $200.0 million. As at December 31, 2014, the fair value of the cross currency interest rate swap was a net financial liability of $3.8 million.

In December 2004, Granite issued $265.0 million of unsecured debentures, which were due December 22, 2016, at a price of $995.70 per $1,000.00 of principal amount. As noted earlier, in the third quarter of 2014, the 2016 Debentures were fully redeemed for an aggregate redemption price of $294.7 million, which included a redemption premium of $27.7 million and accrued and unpaid interest to the Redemption Date of $2.0 million (see "SIGNIFICANT MATTERS — Redemption of 2016 Debentures").

Mortgages

In connection with the acquisitions of income-producing properties that were completed in February and May 2013, the Trust has two mortgages outstanding totaling $41.9 million (U.S. $36.1 million), net of issuance costs. The mortgages mature on June 10, 2017 and May 10, 2018, respectively, and both bear interest at LIBOR plus 2.50%. Interest rate caps were entered into for 100% of the mortgage amounts and for the duration of the mortgages thereby limiting the interest rate exposure to a maximum of 4.0%. The mortgages are recourse only to the three investment properties acquired which are pledged as collateral.

Construction Loans

On June 20, 2014, Granite entered into the 2017 Construction Loan for U.S. $26.2 million relating to land that was previously held for development (see "INVESTMENT PROPERTIES — Properties and Land Under Development"). The 2017 Construction Loan bears interest at LIBOR plus 2.25% and matures on June 20, 2017. Proceeds from the 2017 Construction Loan may only be used to pay for the construction cost of improvements on the property and other related costs and loan advances are made based on the value of the work completed. Granite also has the option to extend the maturity date for two successive periods to June 20, 2018 and 2019, subject to certain terms and conditions. The 2017 Construction Loan is secured by a first mortgage lien on the property. At December 31, 2014, the amount outstanding net of issuance costs was $8.7 million (U.S. $7.5 million).

In July 2013, the Trust entered into the 2016 Construction Loan for U.S. $17.0 million relating to the construction of a multipurpose facility in the United States (see "INVESTMENT PROPERTIES — Properties and Land Under Development"). The 2016 Construction Loan bears interest at LIBOR plus 2.25% and matures on July 25, 2016. Proceeds from the 2016 Construction Loan may only be used to pay for the cost of improvements on the property and other related costs and loan advances are made based on the value of the work completed. The maximum amount available under the 2016 Construction Loan may be increased to U.S. $19.0 million, subject to certain terms and conditions being met. The Trust has the option to extend the maturity date for two successive periods to July 25, 2017 and 2018, subject to certain terms and conditions. The 2016 Construction Loan is secured by a first mortgage lien on the property. At December 31, 2014, the amount outstanding net of issuance costs was $15.5 million (U.S. $13.3 million).

Credit Facility

Effective December 11, 2014, the Trust entered into an amended and restated agreement for an unsecured senior revolving credit facility in the amount of $250.0 million that is available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit (the "Granite Credit Facility") and matures on February 1, 2018. The Trust has the option to extend the maturity date by one year to February 1, 2019, subject to the agreement of lenders in respect of a minimum of 66 2/3% of the aggregate amount committed under the Granite Credit Facility. The Granite Credit Facility provides Granite with the ability to increase the amount of the commitment by an additional aggregate principal amount of up to $50.0 million with the consent of the participating lenders. Interest on drawn amounts is calculated based on an applicable margin of 1.45% determined by the Trust's current external credit rating. At December 31, 2014, the Trust had $62.6 million (U.S. $54.0 million) drawn under the Granite Credit Facility and $1.2 million in letters of credit issued against the Granite Credit Facility.

Granite REIT 2014 31

The Granite Credit Facility replaced an unsecured senior revolving credit facility in the amount of $175.0 million that was available by way of Cdn. dollar, U.S. dollar or euro denominated loans or letters of credit and would have matured on February 1, 2015.

Management believes that the Trust's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program over the next year as well as pay distributions. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

At December 31, 2014, the Trust was in compliance with its debt agreements and related covenants.

Credit Ratings

On June 16, 2014, Moody's Investors Service, Inc. upgraded its credit rating of the Trust to Baa2 with a stable outlook from Baa3 with a positive outlook and on June 30, 2014, Moody's confirmed the higher rating. On July 23, 2014, DBRS Limited confirmed the BBB rating on the 2018 Debentures and 2021 Debentures with a stable trend. Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities. A rating accorded to any security is not a recommendation to buy, sell or hold such securities and may be subject to revision or withdrawal at any time by the rating organization which granted such ratings.

Distributions

As required by National Policy 41-201, Income Trusts and Other Indirect Offerings, the following table outlines the differences between cash flow from operating activities and cash distributions as well as the differences between net income (loss) and cash distributions, in accordance with the guidelines.

	Three Months Ended December 31,		Years ended December 31,
(in thousands)	2014	2013	2014	2013
Net income (loss)	$21,356	$(2,391)	$70,417	$145,266

Cash flows provided by operating activities	38,924	28,069	92,863	127,894
Distributions paid and payable	(26,234)	(25,021)	(103,641)	(98,922)

Cash flows from operating activities over (under) distributions paid and payable	$12,690	$3,048	$(10,778)	$28,972

Distributions declared to stapled unitholders in the three month periods ended December 31, 2014 and 2013 were $26.2 million or 55.8 cents per stapled unit and $25.0 million or 53.3 cents per stapled unit, respectively. Total distributions declared to stapled unitholders in the years ended December 31, 2014 and 2013 were $103.6 million or $2.21 per stapled unit and $98.9 million or $2.11 per stapled unit, respectively. Excluding the $27.7 million of payments related to the early redemption of the 2016 Debentures that was funded with the proceeds from the sale of the Mexican properties and the $37.8 million lease incentive related to the Thondorf lease extension that was funded with cash on hand, cash provided by operating activities for the year ended December 31, 2014 would have been $158.4 million, being a more representative amount and more comparable to the prior year. The Trust expects distributions to be funded from cash flows from operating activities.

Net income (loss) prepared in accordance with IFRS recognizes revenue and expenses at time intervals that do not necessarily match the receipt or payment of cash. Therefore, when establishing cash distributions to unitholders, consideration is given to factors such as cash generated from and required for operating activities and forward-looking cash flow information, including forecasts and budgets. Management does not expect current or potential commitments to replace and maintain its investment properties to adversely affect distributions.

32 Granite REIT 2014

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of Granite have evaluated the effectiveness of the Trust's disclosure controls and procedures, as defined in National Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("NI 52-109"), as of the end of the period covered by the annual filings (as defined in NI 52-109) (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, the Trust's disclosure controls and procedures were effective to ensure that material information relating to Granite and its subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. However, as recommended by Canadian and United States securities regulators, the Trust will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the applicable rules.

Management's Report on Internal Control Over Financial Reporting

The Trust's management is responsible for establishing and maintaining internal control over financial reporting (as such term is defined in NI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for the Trust. Under the supervision and with the participation of Granite's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of Granite's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that Granite's internal control over financial reporting was effective as of December 31, 2014.

Deloitte LLP, an independent registered public accounting firm, who audited the Trust's combined financial statements as at and for the year ended December 31, 2014 and whose report is included in the Trust's annual report for fiscal 2014, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on Granite's internal control over financial reporting as of December 31, 2014. The attestation report precedes the financial statements included in the Trust's annual report for fiscal 2014.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there have been no changes in the Trust's internal control over financial reporting that occurred during the period beginning on the date immediately following the end of the period in respect of which Granite made its most recent previous interim filing and ended on December 31, 2014 that have materially affected, or are reasonably likely to materially affect, the Trust's internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

Granite's management, including the Chief Executive Officer and the Chief Financial Officer, does not expect that the Trust's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

In the ordinary course of business activities, the Trust may become subject to litigation and other claims brought by, among others, tenants, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance,

Granite REIT 2014 33

that the ultimate resolution of such claims would not have a material adverse effect on the financial position of the Trust.

The Trust has made commitments for future payments of interest and principal on long-term debt, construction and development project costs and certain other costs. At December 31, 2014, future payments, including interest payments, under these contractual obligations were as follows:

		Payments due by year
(in thousands) As at December 31, 2014
	Total	2015	2016	2017	2018	2019	Thereafter
Unsecured debentures	$450,000	$—	$—	$—	$200,000	$—	$250,000
Cross currency interest rate swap	3,829	—	—	—	3,829	—	—
Secured long-term debt	66,634	894	16,600	35,821	13,319	—	—
Bank indebtedness	62,645	—	—	—	62,645	—	—
Interest expense:
Unsecured debentures, net of cross currency interest rate swaps	74,711	13,786	13,757	13,757	13,757	6,552	13,102
Secured long-term debt	4,108	1,699	1,511	772	126	—	—
Bank indebtedness	3,130	1,015	1,015	1,015	85	—	—
Contingent consideration	4,817	—	—	—	4,817	—	—
Lease incentive payable	8,423	—	—	—	8,423	—	—
Construction and development commitments	12,975	12,975	—	—	—	—	—

	$691,272	$30,369	$32,883	$51,365	$307,001	$6,552	$263,102

In addition, the Trust is committed to making annual payments under two ground leases for the land upon which two income-producing properties are situated of $0.5 million and $0.1 million to the years 2049 and 2096, respectively.

Off-balance sheet arrangements consisted of $1.2 million in letters of credit, construction and development project commitments of approximately $13.0 million and $1.6 million related to certain operating agreements.

For further discussion of commitments, contractual obligations, contingencies and off-balance sheet arrangements, refer to notes 6, 7, 8, 9, 18 and 22 to the audited combined financial statements for the year ended December 31, 2014 and "LIQUIDITY AND CAPITAL RESOURCES".

RELATED PARTY TRANSACTIONS

For a discussion of the Trust's transactions with related parties, please refer to note 20 to the audited combined financial statements for the year ended December 31, 2014.

OUTSTANDING STAPLED UNITS

As at the date of this MD&A, the Trust had 47,016,874 stapled units issued and outstanding. The decrease from the issued and outstanding stapled units of 47,016,909 at December 31, 2014 resulted from the redemption of 35 stapled units in February 2015.

DISTRIBUTIONS

Granite REIT's monthly distribution to unitholders is currently 19.2 cents per stapled unit, representing, on an annualized basis, $2.30 per stapled unit. Total distributions declared in the year ended December 31, 2014 were $103.6 million. In January and February 2015, Granite declared monthly distributions of 19.2 cents per stapled unit or $9.0 million, with respect to the one month periods ended January 31, 2015 and February 28, 2015, respectively. The distribution declared in January 2015 was paid on February 17, 2015 and the distribution declared in February 2015 will be paid on March 16, 2015.

34 Granite REIT 2014

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with IFRS requires management to apply judgment and make estimates that affect the amounts reported and disclosed in the combined financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates.

The Trust's significant accounting policies that involve the most judgment and estimate are as follows:

Judgments

Leases

The Trust's policy for revenue recognition is described in note 2(j) of the audited combined financial statements for the year ended December 31, 2014. The Trust makes judgments in determining whether certain leases are operating or finance leases, in particular tenant leases with long contractual terms, leases where the property is a large square-footage and/or architecturally unique and long-term ground leases where the Trust is the lessee.

Investment properties

The Trust's policy relating to investment properties is described in note 2(d) of the audited combined financial statements for the year ended December 31, 2014. In applying this policy, judgment is applied in determining whether certain costs incurred for tenant improvements are additions to the carrying amount of the property or represent incentives, identifying the point at which practical completion of properties under development occurs and determining borrowing costs to be capitalized to the carrying value of properties under development. Judgment is also applied in determining the use, extent and frequency of independent appraisals.

Income taxes

The Trust applies judgment in determining whether it will continue to qualify as a REIT for both Canadian and U.S. tax purposes for the foreseeable future. However, should it at some point no longer qualify, it would be subject to income tax and would be required to recognize current and deferred income taxes.

Estimates and Assumptions

Valuation of investment properties

The fair value of investment properties is determined by management using primarily the discounted cash flow method in which the income and expenses are projected over the anticipated term of the investment plus a terminal value discounted using an appropriate discount rate. The Trust obtains, from time to time, appraisals from independent qualified real estate valuation experts. However, the Trust does not measure its investment properties based on these valuations, but uses such appraisals as data points, together with other external market information accumulated by management, in arriving at its own conclusions on values. The critical assumptions relating to the Trust's estimates of fair values of investment properties include the receipt of contractual rents, contractual renewal terms, expected future market rental rates, discount rates that reflect current market uncertainties, capitalization rates and recent investment property prices. If there is any change in these assumptions or regional, national or international economic conditions, the fair value of investment properties may change materially. Refer to note 4 of the audited combined financial statements for the year ended December 31, 2014 for further information on the estimates and assumptions made by management in connection with the fair values of investment properties.

Granite REIT 2014 35

Fair value of financial instruments

Where the fair value of financial assets or liabilities recorded on the balance sheet or disclosed in the notes cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flow model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as credit risk and volatility. Changes in assumptions about these factors could materially affect the reported fair value of financial instruments.

Income taxes

The Trust operates in a number of countries and is subject to the income tax laws and related tax treaties in each of its operating jurisdictions. These laws and treaties can be subject to different interpretations by relevant taxation authorities. Significant judgment is required in the estimation of Granite's income tax expense, interpretation and application of the relevant tax laws and treaties and provision for any exposure that may arise from tax positions that are under audit by relevant taxation authorities.

The recognition and measurement of deferred tax assets or liabilities is dependent on management's estimate of future taxable profits and income tax rates that are expected to be in effect in the period the asset is realized or the liability is settled. Any changes in management's estimates can result in changes in deferred tax assets or liabilities as reported in the combined balance sheets and also the deferred income tax expense in the combined statements of income.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Adoption of Accounting Standards

The Trust adopted the following new standards and interpretations effective January 1, 2014.

There were a number of amendments to International Accounting Standard 32 Financial Instruments: Presentation ("IAS 32"), relating to offsetting certain assets and liabilities. These amendments relate to the application of the guidance set out in IAS 32 and clarify some of the requirements for offsetting financial assets and financial liabilities on the balance sheet. The amendments were effective January 1, 2014. The adoption of these amendments did not have an impact on the Trust's combined financial statements.

In May 2013, IFRIC Interpretation 21 — Levies ("IFRIC 21") was issued which is an interpretation of IAS 37 — Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 clarifies what the obligating event is that gives rise to a levy and when a liability should be recognized. IFRIC 21 was effective for years beginning on or after January 1, 2014 and must be applied retrospectively. For the purposes of IFRIC 21, property taxes payable by the Trust are considered levies. The adoption of this standard did not have an impact on the Trust's combined financial statements.

Future Accounting Policy Changes

New accounting standards issued but not yet applicable to the combined financial statements for the year ended December 31, 2014, are described below. Granite intends to adopt these standards when they become effective.

IFRS 9, Financial instruments ("IFRS 9")

In July 2014, the International Accounting Standards Board ("IASB") issued the final version of IFRS 9 — Financial Instruments which brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project to replace IAS 39 — Financial Instruments: Recognition and Measurement. The key elements of the final standard are as follows: Classification and measurement — introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held. Impairment — introduces a new, expected-loss impairment model that will require more timely recognition of expected credit losses. IFRS 9 also includes new disclosure requirements about expected credit losses and credit risk. Hedge accounting —

36 Granite REIT 2014

introduces a substantially reformed model for hedge accounting that more closely aligns with risk management activities undertaken by entities when hedging their financial and non-financial risk exposures. Own credit — removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. This change in accounting means that gains caused by the deterioration of an entity's own credit risk on such liabilities are no longer recognized in profit or loss and are recognized in other comprehensive income instead. IFRS 9 will be applied retrospectively for annual periods beginning on or after January 1, 2018. Early adoption is permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

IFRS 15, Revenue from contracts with customers ("IFRS 15")

In May 2014, the IASB issued IFRS 15 — Revenue from Contracts with Customers, which replaces IAS 11 — Construction Contracts and IAS 18 — Revenue, as well as various other interpretations regarding revenue. IFRS 15 outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers, except for contracts that are within the scope of the standards on leases, insurance contracts and financial instruments. IFRS 15 also contains enhanced disclosure requirements. It will be applied retrospectively for annual periods beginning on or after January 1, 2017 with early adoption permitted. The Trust has not yet determined the impact of this standard on its combined financial statements.

RISKS AND UNCERTAINTIES

Investing in our stapled units involves a high degree of risk. There are a number of risk factors that could have a material adverse effect on our business, financial condition, operating results and prospects. These risks and uncertainties are discussed in our AIF filed with securities regulators in Canada and available online at www.sedar.com and Annual Report on Form 40-F filed with the SEC and available online on EDGAR at www.sec.gov, each in respect of the year ended December 31, 2014.

Granite REIT 2014 37

SELECTED ANNUAL AND QUARTERLY DATA

Refer to note 2 of the audited combined financial statements for the year ended December 31, 2014 for a description of the accounting policies used in the determination of the financial data.

(in thousands, except per unit/share information) Years ended December 31,	2014	2013	2012(1)
Rental revenue and tenant recoveries	$207,410	$189,900	$168,818

Net income attributable to stapled unitholders or common shareholders:
Continuing operations	$63,456	$143,209	$136,802
Discontinued operations	6,757	1,822	12,954

Net income attributable to stapled unitholders or common shareholders	$70,213	$145,031	$149,756
Add (deduct):
Fair value losses (gains) on investment properties	51,620	16,182	(30,323)
Fair value losses (gains) on financial instruments	(177)	(72)	359
Gain on Meadows holdback	—	(5,143)	—
Acquisition transaction costs	189	14,246	—
Loss (gain) on sale of investment properties	(1,416)	778	21
Current income tax expense associated with sale of investment properties	1,538	—	—
Deferred income taxes	4,238	(41,856)	(6,812)
Non-controlling interests relating to the above	(104)	(105)	(15)
FFO adjustments related to discontinued operations	(848)	9,224	(3,131)

FFO	$125,253	$138,285	$109,855
Adjustments to calculate comparable FFO	28,580	4,220	—

Comparable FFO(2)	$153,833	$142,505	$109,855

Diluted FFO per stapled unit or share	$2.66	$2.95	$2.34

Diluted comparable FFO per stapled unit or share(2)	$3.27	$3.04	$2.34

Cash distributions or dividends declared per stapled unit or share	$2.21	$2.11	$1.99

Payout ratio(2)	67%	69%	85%

Basic stapled units or shares outstanding	47,001	46,925	46,855

Diluted stapled units or shares outstanding	47,071	46,949	46,876

(1)
The amounts reflected for 2012 have been restated for IFRS.

(2)
Comparable FFO in the year ended December 31, 2014 excludes $28.6 million with respect to the early redemption of the 2016 Debentures. Comparable FFO in the year ended December 31, 2013 excludes the $4.2 million of withholding taxes paid with respect to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post REIT conversion.

38 Granite REIT 2014

(in thousands, except per unit information)	Mar 31, 2014(1)	Jun 30, 2014(1)	Sep 30, 2014(1)	Dec 31, 2014(1)	Total 2014
Rental revenue and tenant recoveries	$52,933	$52,160	$51,301	$51,016	$207,410

Net income attributable to stapled unitholders from:
Continuing operations	$12,067	$26,299	$3,636	$21,454	$63,456
Discontinued operations	2,388	4,369	—	—	6,757

Net income attributable to stapled unitholders	$14,455	$30,668	$3,636	$21,454	$70,213
Add (deduct):
Fair value losses on investment properties	23,553	5,570	4,704	17,793	51,620
Fair value losses (gains) on financial instruments	38	(377)	124	38	(177)
Acquisition transaction costs	—	—	—	189	189
Loss (gain) on sale of investment properties	182	—	80	(1,678)	(1,416)
Current income tax expense associated with sale of investment properties	1,099	—	—	439	1,538
Deferred income taxes	(1,051)	5,541	1,580	(1,832)	4,238
Non-controlling interests relating to the above	10	34	9	(157)	(104)
FFO adjustments related to discontinued operations	718	(1,566)	—	—	(848)

FFO	$39,004	$39,870	$10,133	$36,246	$125,253
Adjustments to calculate comparable FFO(2)	—	—	28,580	—	28,580

Comparable FFO(2)	$39,004	$39,870	$38,713	$36,246	$153,833

Diluted FFO per stapled unit	$0.83	$0.85	$0.22	$0.77	$2.66

Diluted comparable FFO per stapled unit(2)	$0.83	$0.85	$0.82	$0.77	$3.27

Cash distributions declared per stapled unit	$0.55	$0.55	$0.55	$0.56	$2.21

Payout ratio(2)	66%	65%	67%	72%	67%

Basic stapled units outstanding	46,962	47,014	47,014	47,014	47,001

Diluted stapled units outstanding	46,973	47,070	47,083	47,091	47,071

(1)
The results for 2014 included $23.6 million, $5.6 million, $4.7 million,and $17.8 million ($22.8 million, $5.0 million, $2.9 million and $16.3 million net of income taxes) in the first, second, third and fourth quarters of net fair value losses on investment properties and $28.6 million ($28.6 million net of income taxes) in the third quarter related to the early redemption of the 2016 Debentures.

(2)
Comparable FFO in the third quarter of 2014 excludes $28.6 million with respect to the early redemption of the 2016 Debentures.

Granite REIT 2014 39

(in thousands, except per unit information)	Mar 31, 2013(1)	Jun 30, 2013(1)	Sep 30, 2013(1)	Dec 31, 2013(1)	Total 2013
Rental revenue and tenant recoveries	$44,946	$46,151	$47,565	$51,238	$189,900

Net income (loss) attributable to stapled unitholders from:
Continuing operations	$88,955	$39,073	$19,246	$(4,065)	$143,209
Discontinued operations	5,336	4,475	(9,455)	1,466	1,822

Net income (loss) attributable to stapled unitholders	$94,291	$43,548	$9,791	$(2,599)	$145,031
Add (deduct):
Fair value losses (gains) on investment properties	(15,030)	(8,122)	9,436	29,898	16,182
Fair value losses (gains) on financial instruments	(495)	643	(4)	(216)	(72)
Gain on Meadows holdback	(5,143)	—	—	—	(5,143)
Acquisition transaction costs	411	382	5,702	7,751	14,246
Loss on sale of investment properties	—	328	—	450	778
Deferred income taxes	(37,322)	(3,624)	(569)	(341)	(41,856)
Non-controlling interests relating to the above	54	(260)	(6)	107	(105)
FFO adjustments related to discontinued operations	(2,760)	(1,637)	12,201	1,420	9,224

FFO	$34,006	$31,258	$36,551	$36,470	$138,285
Adjustments to calculate comparable FFO(2)	—	4,220	—	—	4,220

Comparable FFO(2)	$34,006	$35,478	$36,551	$36,470	$142,505

Diluted FFO per stapled unit	$0.73	$0.67	$0.78	$0.78	$2.95

Diluted comparable FFO per stapled unit(2)	$0.73	$0.76	$0.78	$0.78	$3.04

Cash distributions declared per stapled unit	$0.52	$0.53	$0.53	$0.53	$2.11

Payout ratio(2)	72%	69%	67%	69%	69%

Basic stapled units outstanding	46,882	46,932	46,942	46,942	46,925

Diluted stapled units outstanding	46,910	46,948	46,948	46,957	46,949

(1)
The results for 2013 included (i) $1.4 million, $0.6 million, $0.3 million and $0.2 million ($1.4 million, $0.6 million, $0.3 million and $0.1 million net of income taxes) in the first, second, third and fourth quarters of advisory costs related to the REIT conversion and related corporate reorganizations, (ii) $0.4 million, $0.4 million, $5.7 million and $7.8 million ($0.4 million, $0.4 million,$4.7 million and $5.9 million net of income taxes) in the first, second, third and fourth quarters of acquisition transaction costs, (iii) $5.1 million ($5.1 million net of income taxes) in the first quarter related to a gain on the Meadows holdback, (iv) $18.7 million and $10.9 million ($17.4 million and $9.0 million net of income taxes) in the first and second quarters of fair value gains and $25.1 million and $29.8 million ($22.8 million and $25.0 million net of income taxes) of fair value losses in the third and fourth quarters on investment properties, (v) $4.2 million in the second quarter of current tax expense related to net withholding tax on the repatriation of prior years' earnings from foreign jurisdictions and (vi) a $41.9 million deferred income tax recovery related to the REIT conversion in the first quarter.

(2)
Comparable FFO in the second quarter of 2013 excludes the $4.2 million of withholding taxes paid with respect to the repatriation of prior years' earnings from foreign jurisdictions primarily associated with certain planned internal reorganizations undertaken post REIT conversion.

FORWARD-LOOKING STATEMENTS

This MD&A and the accompanying letter to unitholders may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities legislation, including the United States Securities Act of 1933, as amended, the United States Securities Exchange Act of 1934, as amended, and applicable Canadian securities legislation. Forward-looking statements and forward-looking information may include, among

40 Granite REIT 2014

others, statements regarding Granite's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, capital structure, cost of capital, tenant base, tax consequences, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate", "seek" and similar expressions are used to identify forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. There can also be no assurance that intended developments in Granite's relationships with its tenants, the expansion and diversification of Granite's real estate portfolio, the improvement of the overall quality of assets, the increase of overall operational expertise, market knowledge, asset, leasing and property management capabilities and the expected increases in leverage can be achieved in a timely manner, with the expected impact or at all. Forward-looking statements and forward-looking information are based on information available at the time and/or management's good faith assumptions and analyses made in light of Granite's perception of historical trends, current conditions and expected future developments, as well as other factors Granite believes are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond Granite's control, that could cause actual events or results to differ materially from such forward-looking statements and forward-looking information. Important factors that could cause such differences include, but are not limited to, the risk of changes to tax or other laws and treaties that may adversely affect Granite REIT's mutual fund trust status under the Income Tax Act (Canada) (the "Tax Act") or the effective tax rate in other jurisdictions in which Granite operates; economic, market and competitive conditions and other risks that may adversely affect Granite's ability to achieve desired developments in its relationships with its tenants, expand and diversify its real estate portfolio and increase its leverage; and the risks set forth in the "Risk Factors" section in Granite's AIF for 2014, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Trust's Annual Report on Form 40-F for the year ended December 31, 2014 filed with the SEC and available online on EDGAR at www.sec.gov, all of which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements and forward-looking information. Forward-looking statements and forward-looking information speak only as of the date the statements were made and unless otherwise required by applicable securities laws, Granite expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements or forward-looking information contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

Granite REIT 2014 41

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